SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported) April 4, 2006

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QUEST OIL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

98-0207745
(IRS Employer Identification Number)

2000 East Lamar Blvd. Suite 600
Arlington, Texas 46006
(Address of principal executive offices)

William H. Stinson, CEO, COO and President
Quest Oil Corporation
2000 East Lamar Blvd. Suite 600
Arlington, Texas 46006
(Name and address of agent for service)

(713) 243-8778
(Telephone number, including area code of agent for service)

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On April 4, 2006, Joseph F. Wallen, James Irwin, Douglas Blackman and James Douglas Brown have resigned from their positions as directors and have of Quest Oil Corporation.

On April 4, 2006, our board of directors appointed Mr. Reginald Williams and Terry Roberts, to the board of directors.

Mr. Stinson gave a report of the current condition of the company, and the removal of Mark Baum as corporate counsel and the appointment of the firms of Barlow Garsek and Simon of Fort Worth, Texas and Cotham, Harwell and Evans of Houston, Texas as replacements.

Reginald V. Williams, Treasurer and Director. An accountant and consultant with has 17 plus years of operational and compliance accounting experience. Specializing in Business Advisory Services to small businesses and conducting various subcontract audit assignments with KPMG Peat Marwick. He is a graduate of the University of Southern Mississippi, with a Bachelor of Science Degree in business Administration and Accounting. Mr. Williams has also served in various prominent executive roles including the Dallas Housing Authority as Vice President of Compliance and the Parkland Memorial Hospital Foundation as Chief Financial Officer and Director of the Grants Management Office.

Terry Roberts, Secretary and Director, is the President of Robert Janitorial Services (RJS) of Houston, Texas. He has over 12 years of senior operational experience and a 50-person workforce. RJS specialize in suburban mid size office complexes and hotels. Mr. Roberts attended Jones County Junior College and majored in Business Administration. Mr. Roberts has also served on the boards of various public companies including Aztec Oil and Gas, Inc., (AZGS.OB) and Potenco, Inc., (PONO.OB) were he chaired both the audit and compensation committees Committees of each firm.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

None.

Exhibits

99 - Minutes of the Board of Directors of Quest Oil Corp (without exhibits)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quest Oil Corporation

By: William H. Stinson
William H. Stinson, Chief Executive Officer, COO and President

MINUTES OF A SPECIAL MEETING OF THE SOLE REMAINING DIRECTORS OF QUEST OIL CORPORATION

QUEST OIL CORPORATION

Dated as of April 4, 2006

Date: April 4, 2006

Page 1

Minutes of a Special Meeting of The Sole Remaining Directors of Quest Oil Corporation

On Tuesday, April 4, 2006, there was held a Special Meeting of the Sole Remaining Director of Quest Oil Corporation at 11200 Westheimer Avenue, Houston, Texas commencing at 1:30 P.M. Attending was William H. (Bill) Stinson.

William H. (Bill) Stinson, the sole remaining director of Quest Oil reported that the company had received no responses to its latest inquiries made to former directors, Joseph F. Wallen, James Irwin, Douglas Blackman and James Douglas Brown regarding their intention to resume service to the company. Mr. Stinson stated that Mark Baum, the company prior counsel, had previously stated that Joseph F. Wallen, James Irwin, Douglas Blackman and James Douglas Brown had formally resigned, however; Mr. Baum failed to forward the resignations to this company. Further, Mr. Stinson believes that Mr. Brown remains on an extended trip outside the USA. Finally, an emergency exists because the company is under legal attack from its former attorney, Mark Baum, who is believed to be, directly or indirectly a large share holder. Mr. Baum has threatened Hibernia Bank with legal action resulting in a hold on the company bank account. In consideration of these circumstances, the sole remaining director, Mr. Stinson, took the following actions:

Be It Resolved that each of the former directors Joseph F. Wallen, James Irwin, Douglas Blackman and James Douglas Brown, if any has not finally and formally resigned, is suspended from the post of Director, effective as of Friday, March 31, 2006, at 5:00 P.M. CST., and,

Be It Resolved that each of the following individuals, Terry Roberts and Reginald Williams are appointed to the position of director of Quest Oil Corporation to serve for a period of one year or until his successor be nominated and elected.

There being no further business, the Special Meeting was adjourned.

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Nana Asomani-Nyarko
Secretary to the meeting